FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of    April 2008

Commission File Number   000-51016

EXETER RESOURCE CORPORATION

Suite 1260, 999 West Hastings Street
Vancouver, B.C., Canada
V6C 2W2
604.688.9592

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXETER RESOURCE CORPORATION (Registrant)

April 17, 2008	By: /s/ Cecil Bond Cecil Bond Chief Financial Officer

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of British Columbia, Alberta, Ontario and New Brunswick, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

The securities have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws. Accordingly, these securities may not be offered, sold or otherwise disposed of, or delivered directly or indirectly in the United States of America or its territories or possessions or to U.S. persons (as defined in Regulation S under the U.S. Securities Act) unless an exemption from registration is available. See “Plan of Distribution”.

Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the secretary of the issuer at PO Box 41, Axa Place, Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, telephone: (604) 688-9592, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	April 16, 2008

EXETER RESOURCE CORPORATION

$35,010,000

7,780,000 Common Shares to be issued upon exercise

of 7,780,000 previously issued Special Warrants

This short form prospectus (the “Prospectus”) qualifies the distribution of 7,780,000 common shares (“Common Shares”) of Exeter Resource Corporation (the “Company” or “Exeter”). The Common Shares will be issued without payment of additional consideration to holders of 7,780,000 previously issued special warrants (the “Special Warrants”) of the Company.

The Special Warrants were issued on March 26, 2008 (the “Closing Date”) at a price of $4.50 per Special Warrant (the “Offering Price”) by way of private placement (the “Offering”). A total of 7,780,000 Special Warrants were sold to substituted purchasers pursuant to an underwriting agreement dated March 26, 2008 (the “Underwriting Agreement”) among Canaccord Capital Corporation, BMO Nesbitt Burns Inc., National Bank Financial Inc., Dundee Securities Corporation and Haywood Securities Inc. (collectively, the “Underwriters”), and the Company. The Offering Price was determined by negotiation between the Company and Canaccord Capital Corporation and BMO Nesbitt Burns Inc., on behalf of the Underwriters, in accordance with the policies of the TSX Venture Exchange (the “TSX-VN”). The Special Warrants were sold pursuant to exemptions from the prospectus and registration requirements of the relevant Canadian jurisdictions, and from the registration requirements of United States securities laws.

PRICE: $4.50 PER SPECIAL WARRANT

	Price to public	Underwriting discounts or commissions(2)	Proceeds to the Company(3)
Per Special Warrant	$4.50	$0.2925	$4.2075
Total(1)	$35,010,000	$2,275,650	$32,734,350
(1)	A total of 7,780,000 Special Warrants were sold to substituted purchasers under the Offering.
(2)

An Underwriters’ fee (the “Underwriters’ Fee”) of 6.5% of the gross proceeds from the sale of the Special Warrants was paid to the Underwriters. The Underwriters also received as additional consideration, non-transferable warrants (the “Underwriters’ Warrants”) to purchase 505,700 Common Shares of the Company, being 6.5% of the aggregate number of Special Warrants sold pursuant to the Offering. Each Underwriters’ Warrant is exercisable to purchase one Common Share of the Company at a price of $4.50 until March 26, 2009. The Underwriters will also be reimbursed for all reasonable expenses incurred in connection with the Offering, including “out of pocket” costs and all fees and disbursements of the Underwriters’ counsel.

(3)	After deducting the Underwriters’ Fee but before deducting expenses of the Offering, including listing fees, estimated to be $400,000, which will be paid from the proceeds of the Offering.

The Special Warrants were issued under and are governed by a special warrant indenture dated March 26, 2008 (the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). Each Special Warrant entitles the holder thereof at any time from May 6, 2008 until the Time of Expiry (as defined below), upon exercise or deemed exercise of the Special Warrant, and without payment of any additional consideration, to receive one Common Share. See “Plan of Distribution”.

The Special Warrants are exercisable at any time on or after May 6, 2008 and before 5:00 p.m. (Vancouver time) (the “Time of Expiry”) on the date (the “Expiry Date”) which is the earlier of (i) July 27, 2008; and (ii) one business day following the Qualification Date. The “Qualification Date” is, in respect of an Offering Jurisdiction (as defined below), the later of (i) the date of issuance of the Passport System Decision Document (as defined below) of the securities commission of such Offering Jurisdiction; and (ii) May 6, 2008. Special Warrants not exercised by the Time of Expiry on the Expiry Date will be deemed to be exercised immediately prior to the Time of Expiry.

The Company has agreed to use its best efforts to obtain a receipt from the British Columbia Securities Commission (the “BCSC”) in respect of this Prospectus under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”), on its own behalf and on behalf of the Ontario Securities Commission (the “OSC”) (or, if the OSC opts out of the dual review under NP 11-202, a receipt from both the BCSC and the OSC in respect of this Prospectus), which definitively evidences that the Common Shares to be issued upon exercise or deemed exercise of the Special Warrants have been “prospectus qualified” for the purposes of distribution to residents of the Provinces of British Columbia, Alberta, Ontario and New Brunswick (collectively, the “Offering Jurisdictions”) by 5:00 p.m. (Vancouver time) on May 6, 2008 (the “Qualification Deadline”). Under NP 11-202, the issuance of a receipt from the BCSC in respect of this Prospectus will trigger deemed receipts in respect of this Prospectus from the Alberta and New Brunswick Securities Commissions. The receipt(s) and deemed receipts are collectively referred to as the “Passport System Decision Document”. The Company will continue to use its best efforts to obtain the Passport System Decision Document after the Qualification Deadline until the Time of Expiry.

In the event that the Company does not receive a Passport System Decision Document (the “Qualification Event”) by the Qualification Deadline, each holder of Special Warrants will receive, upon exercise or deemed exercise of the Special Warrants, an additional one tenth of a Common Share for each Special Warrant held. This Prospectus qualifies the distribution of an additional 778,000 Common Shares that will be issued without payment of additional consideration to holders of the Special Warrants in the event the Qualification Event does not occur prior to the Qualification Deadline.

Certain legal matters relating to the Offering will be passed upon by Fasken Martineau DuMoulin LLP on behalf of the Company and by Blake, Cassels & Graydon LLP on behalf of the Underwriters.

Unless otherwise stated, references to “dollars” and “$” in this Prospectus are to Canadian dollars.

The outstanding Common Shares of the Company are listed on the TSX-VN under the trading symbol “XRC”, on the American Stock Exchange (the “AMEX”) under the trading symbol “XRA”, and on the Regulated Unofficial Market of the Frankfurt Stock Exchange under the trading symbol “EXB, DE:893955”. The AMEX and the TSX-VN have approved the listing of the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants. On March 4, 2008, the last trading day prior to the announcement of the Offering, the closing price of the Company's Common Shares on the TSX-VN was $4.72 per Common Share, on the AMEX was US$4.71 per Common Share and on the Frankfurt Stock Exchange was €3.08 per Common Share.

Definitive certificates evidencing the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants will be available for delivery upon the exercise or deemed exercise of the Special Warrants.

An investment in the Company’s Common Shares should be considered speculative due to various factors, including the nature of the Company's business. See “Forward Looking Statements” and “Risk Factors”.

Underwriters’ position	Maximum size or number of securities held	Exercise period/Acquisition date	Exercise price or average acquisition price
Underwriters’ Warrants(1)	505,700	12 months following Closing Date	$4.50
(1)	The Common Shares of the Company issuable upon the due exercise of the Underwriters’ Warrants are not qualified by this Prospectus. See “Plan of Distribution”.

The address of the Company’s head office is PO Box 41, Axa Place, Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2. The Company’s registered office address is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3.

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT	5
FORWARD LOOKING STATEMENTS	5
DOCUMENTS INCORPORATED BY REFERENCE	6
CURRENCY AND EXCHANGE RATE INFORMATION	7
SUMMARY DESCRIPTION OF BUSINESS	7
CONSOLIDATED CAPITALIZATION	14
USE OF PROCEEDS	14
PLAN OF DISTRIBUTION	15
DESCRIPTION OF SECURITIES BEING DISTRIBUTED	19
PRIOR SALES	20
TRADING PRICE AND VOLUME	22
NAMES AND INTERESTS OF EXPERTS	22
RISK FACTORS	23
OTHER MATERIAL FACTS	29
AUDITORS' CONSENT	30
AUDITORS' CONSENT	31
CERTIFICATE OF THE COMPANY	32
CERTIFICATE OF THE UNDERWRITERS	33

ELIGIBILITY FOR INVESTMENT

In the opinion of Fasken Martineau DuMoulin LLP, counsel to the Company, and Blake, Cassels & Graydon LLP, counsel to the Underwriters, provided the Company’s Common Shares are listed on a prescribed stock exchange (which currently includes the TSX-VN and the AMEX) at the relevant time, the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants, if issued on the date hereof, would be qualified investments under the Income Tax Act (Canada) and the regulations thereunder, for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans and registered disability savings plans.

FORWARD LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain “forward-looking information” and “forward-looking statements” (together, the “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date of this Prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents. Users of forward-looking statements are cautioned that actual results may vary from the forward-looking statements contained herein.

Forward-looking statements include, but are not limited to, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserves and resource estimates, the timing and amount of estimated future production, costs of production, capital expenditures, cost and timing of the development of new deposits, success of exploration activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements were developed using the material factors or assumptions stated in this Prospectus or, in the case of documents incorporated by reference herein, in such documents. However, there are also known and unknown risk factors which could cause the Company’s actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include, among others, risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain officers, directors or promoters of the Company with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the Company’s Common Share price and volume; and tax consequences to U.S. investors, as well as those factors discussed in the section entitled “Risk Factors” in this Prospectus. There can be no assurance that forward-looking statements, or the material factors or assumptions used to develop such forward-looking statements, will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents, filed with the securities commissions or similar authority in British Columbia, Alberta, Ontario and New Brunswick, and available on the System for Electronic Documents Analysis and Retrieval (“SEDAR”) at www.sedar.com, are specifically incorporated by reference and form an integral part of this Prospectus:

(a)	Annual Information Form of the Company for the financial year ended December 31, 2007, dated as of March 28, 2008 (the “Current AIF”);
(b)

audited consolidated annual financial statements (including a summary of significant accounting policies and notes thereto) of the Company, consisting of consolidated balance sheets as at December 31, 2006 and 2005, and consolidated statements of operations, cash flows, shareholders’ equity and deferred exploration costs for each of the years in the three year period ended December 31, 2006, together with the report of the auditors dated March 19, 2007 on the consolidated financial statements as at December 31, 2006 and for the two years then ended;

(c)

audited consolidated annual financial statements (including notes thereto) of the Company, consisting of consolidated balance sheets as at December 31, 2007 and 2006, and consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three year period ended December 31, 2007, together with the report of the auditors dated March 28, 2008 on the consolidated financial statements as at December 31, 2007 and for the year then ended and on the Company’s internal control over financial reporting as at December 31, 2007;

(d)	Management Discussion and Analysis for the financial year ended December 31, 2007;
(e)	Material Change Report filed by the Company on April 3, 2008 with respect to the closing of the private placement of Special Warrants;
(f)	Information Circular for the annual general meeting of shareholders of the Company held on May 23, 2007;
(g)

Technical Report, 2007 Revised Resource Estimation, Don Sixto Gold Project, Mendoza Province, Argentina, dated September 14, 2007, by Arnold van der Heyden, B.Sc. Geology, MAusIMM and Dr. William Yeo, PhD., B.Sc. (Hons) Geology, MAusIMM, refiled on SEDAR on February 20, 2008;

(h)

Technical Report, Cerro Moro Project, Santa Cruz Province, Argentina, dated November 26, 2007, by Jerry Perkins, Chemical Engineering, FAusIMM and Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM, refiled on SEDAR on February 8, 2008; and

(i)

Technical Report & Proposed Exploration for Caspiche Project, Region III, Chile, dated December 24, 2007, by Jason Beckton, B.Sc.(Hons), M Econ Geol, MAusIMM, MAIG and Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, filed on SEDAR on January 25, 2008.

Any of the following documents filed by the Company with securities commissions or other regulatory authorities in British Columbia, Alberta, Ontario and New Brunswick after the date of this Prospectus and prior to the termination of the distribution of the Common Shares underlying the Special Warrants are deemed to be incorporated by reference into this Prospectus: any annual information form; any comparative financial statements, together with the accompanying report of the auditor and related management’s discussion and analysis (“MD&A”); any interim financial statements and related interim MD&A; any news release or public communication containing historical financial information about the Company for a financial period more recent than that for which the Company has filed financial statements; any material change report (excluding confidential material change reports); any business acquisition report; any information circular; any other disclosure document of the type listed above which the Company has filed pursuant to an exemption from any requirement under securities legislation; and any other disclosure document which the Company has filed pursuant to an undertaking to a provincial or territorial securities regulatory authority.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Company at Suite 1260, 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2 Canada.

CURRENCY AND EXCHANGE RATE INFORMATION

All references to “$” or “dollars” in this Prospectus refer to Canadian dollars unless otherwise indicated. The noon rate of exchange on April 15, 2008 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.0181 per $1.00 United States dollars.

SUMMARY DESCRIPTION OF BUSINESS

The Company is a mineral resource exploration company. The Company’s principal properties, and its material properties for the purposes of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) are the Cerro Moro property in Santa Cruz Province, Argentina, the Caspiche property in northern Chile, and the Don Sixto property in Mendoza Province, Argentina.

The Company has four wholly owned subsidiaries: Cognito Limited (“Cognito”), Estelar Resources Limited (“Estelar”), Sociedad Contractual Minera Eton Chile (“Eton Chile”) and Eton Mining Corp. (“Eton”). Cognito and Estelar are British Virgin Island corporations, registered to conduct the Company’s business in Argentina. Eton Chile is a Chilean corporation, registered to conduct the Company’s business in Chile. Eton is a British Columbia corporation, and is not currently active. Unless the context otherwise requires, reference to the Company or Exeter refers to Exeter Resource Corporation and its wholly owned subsidiaries.

Cerro Moro Property

Unless stated otherwise, the information in this section regarding the Cerro Moro gold-silver property (the “Cerro Moro Project”) is based on the technical report dated November 26, 2007 (the “Cerro Moro Report”) prepared by Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, the Company’s

Vice President – Development & Operations and Matthew T. Williams, B.App.Sc. Applied Geology, MausIMM, the Company’s Exploration Manager, each of whom is a “qualified person” as defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Cerro Moro Report, which is available for review on SEDAR located at www.sedar.com.

The Cerro Moro Project consists of 15 titles covering approximately 160 square kilometres in north eastern Santa Cruz Province, Argentina, approximately 60 kilometres southwest of Puerto Deseado. One of the titles is a Cateo de Exploracion, which is an exclusive exploration permit. The remaining titles are Manifestacion de Discubrimiento, which are granted once a mineral discovery is made, to protect the discovery until such time as a Mina (mining lease) is granted. A Mina is usually granted after the results of exploration indicate a potential ore body.

Pursuant to an agreement (the “CVSA Agreement”) dated December 30, 2003 between the Company and Estelar and Cerro Vanguardia Sociedad Anomina (“CVSA”), the Company acquired a 100% interest in the Cerro Moro Project by paying US$100,000 to CVSA and incurring US$3 million in expenditures, including the completion of 8,000 metres of drilling. The interest is subject to a 2% net smelter returns (“NSR”) royalty in favour of CVSA.

The polymetallic gold-silver mineralization at Cerro Moro is of the low sulphidation epithermal vein type. Individual prospects vary from simple, single veins to complex vein systems with spur and cymoid loop structures. Limited quartz stock-work veinlets are also present around the main veins.

The basement geology comprises gently-dipping rhyolitic ignimbrites, felsic flows, acid to intermediate tuffs, tuff breccias and volcaniclastic sediments belonging to the Middle to Upper Jurassic Chon Aike and Matilde Formations. The volcanic rocks are locally overlain by Tertiary basalts and Quaternary gravels and sediments.

Since commencing work on the Cerro Moro Project in June 2003, the Company has carried out diverse exploration activities that include geological mapping, various ground geophysical surveys, surface sampling and drilling. The veins that the Company has delineated and drilled to date include: Escondida; Esperanza; Loma Escondida; Nini; Moro; Tres Lomas; Carla; Deborah; Dora; Gabriela; Virginia; Loma Mosquito; Loma Stock-work; Michelle; Patricia and Silvia.

The Cerro Moro Report proposes a three phase drilling program: firstly, to bring the known mineralization to at least a potential inferred resource category (compliant with the CIM Mineral Resource and Mineral Reserve Definitions); secondly, to extend the known mineralization laterally and at depth; and thirdly, a ‘discovery drilling phase’ to test geophysical, geological/structural, and geochemical targets in the search for new high-grade gold-silver discoveries on the property. A preliminary resource estimate, compliant with the CIM Mineral Resource and Mineral Reserve Definitions, of the various veins at Cerro Moro is proposed for the second quarter of 2008.

A preliminary development options study is intended to be completed at the beginning of the third quarter of 2008. Along with proposed ongoing metallurgical test work, the commencement of environmental and social base line studies will be initiated.

Over 20 new targets have now been identified that require testing. These targets are at various levels of investigation, and geochemical surface sampling, detailed geological mapping, trenching and drilling has been proposed.

A 13 month preliminary budget estimate of US$8,535,000 is recommended to complete the above proposed programs.

In early 2007, 1,094 metres of trenching were completed to expose poorly outcropping sulphide-rich veins in the southern sector of the property around the Esperanza, Escondida and Carla veins. An induced polarization/resistivity survey was conducted to measure sulphides and/or the silica content of structures (total survey coverage 375 line kilometres), potentially indicative of high grade mineralization.

Between August 2006 and August 2007, drilling focused on the Escondida vein system, using a universal drill rig capable of both diamond and reverse circulation (“RC”) drilling. The system is part of the Esperanza-Escondida-Carla trend, some five kilometres long by two kilometres wide. The Company reported on May 8, 2007, June 7, 2007, June 26, 2007 and July 24, 2007 that drilling had intersected high-grade gold-silver zones. A second universal drill rig began drilling on the Esperanza vein system in the second quarter of 2007. On September 20, 2007, the Company released further results that confirmed that the Escondida vein can be traced over a strike length of at least 950 metres at surface.

Since August 2007, the drilling emphasis has shifted to testing extensions (particularly the northwest strike extension) to the Escondida vein and 22 exploration targets located outside of the initial discovery area. The Company currently has three drill rigs working at Cerro Moro. Two rigs have been assigned to drill the Escondida and Loma Escondida zone extensions, both testing the veins to the northwest, and testing the target zone immediately to the southeast of Escondida. Results from exploratory drilling, announced on January 15, 2008 and February 12, 2008, reflect the discovery of a blind high grade shoot under cover along a westerly extension of the Escondida vein. Gold and silver mineralization within the Escondida structure has now been tested over a 1,600 metre strike length. In addition, follow-up drilling on the Loma Escondida vein, located immediately to the north of the Escondida structure, has intersected significant high grade gold-silver mineralization, as detailed in the news release dated February 5, 2008, and has extended the strike length of the vein to 400 metres. As reported on March 18, 2008, follow-up drilling at the Gabriela, Patricia and Silvia vein systems has demonstrated that these veins can now be traced for a minimum of 700, 450 and 200 metres, respectively. Importantly, the new drilling at the Gabriela and Patricia vein systems has demonstrated that these veins are significantly silver rich compared to others on the property.

A third rig is committed to a “discovery oriented” drilling program testing expansions to the zones at Escondida, Loma Escondida and Esperanza. A fourth rig, which will be dedicated to detailed resources definition drilling, is scheduled to be added in 2008.

As of the end of March 2008, the Company had drilled 314 holes on the Cerro Moro Project totalling 28,871 metres, comprised of 170 diamond holes (12,363 metres) and 144 RC holes (16,508 metres).

On March 5, 2008, the Company announced that it had entered into a letter of intent (the “LOI”) with Fomento Minera de Santa Cruz Sociedad del Estado (“Fomicruz SE”), a company owned by the Government of Santa Cruz Province, Argentina. The LOI sets out certain key terms for the future development of the Cerro Moro Project and provides the Company with access to 763 square kilometres of land surrounding the Cerro Moro Project owned by Fomicruz SE (the “Fomicruz Properties”). Subject to various approvals required to be obtained by the parties, Fomicruz SE and the Company will enter into a definitive agreement pursuant to which Fomicruz SE will acquire a 5% interest in the Cerro Moro Project and the Company will have the right to earn up to an 80% interest in the Fomicruz Properties by incurring US$10 million in exploration expenditures over a number of years. The Company will fund all exploration and development costs of the Cerro Moro Project and Fomicruz will repay an agreed amount of those costs from 50% of its share of net revenue from future operations. The Company will manage the exploration and potential future development of the Cerro Moro Project and the Fomicruz Properties.

Caspiche Property

Unless stated otherwise, the information in this section regarding the Caspiche gold-copper property (the “Caspiche Project”) is based on the technical report dated December 24, 2007 (the “Caspiche Report”) prepared by Jason Beckton, B.Sc. (Hons), M Econ Geol, MAusIMM, MAIG, the Company’s former Exploration Manager - Chile and Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, the Company’s Vice President, Development & Operations, each of whom is a “qualified person” as defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Caspiche Report, which is available for review on SEDAR located at www.sedar.com.

On October 11, 2005, the Company entered into an agreement (the “Caspiche Agreement”) with Minera Anglo American Chile Limitada and its affiliate Empresa Minera Mantos Blancos S.A. (together, “Anglo American”). Under the Caspiche Agreement, the Company may earn a 100% interest in the Caspiche Project by incurring exploration expenditures of US$2,550,000, including 15,500 metres of RC percussion drilling, within five years. If the Company earns its interest and puts the property into production, Anglo American will receive a 3% NSR royalty interest or a minimum annual payment of US$250,000, whichever is greater, except for those months where the gold price drops below US$325 per ounce. If after ten years the Company has not put the property into production, Anglo American has the option to repurchase the property for the incurred historical expenditures. The Company has currently met its obligations to the end of year two of the Caspiche Agreement by incurring expenditures of US$550,000, including 3,500 metres of RC percussion drilling.

The Caspiche Project consists of seven concessions comprising 1,274 contiguous acres, located 120 kilometres southeast of Copiapó in northern Chile. The property is situated at the southern end of the Maricunga Belt, in a prolific region of gold porphyry deposits.

Two of the seven concessions are exploration concessions, which give the concession holder the right to carry out all types of mining exploration activities, and the remaining five are exploitation concessions, which give the concession holder the right to explore and exploit minerals. Exploitation concessions are of indefinite duration and are kept in good standing by payment of an annual fee to the Chilean Treasury; applications to convert the exploration concessions to exploitation concessions are pending.

There are two recognized deposit types on the Caspiche Project. The first is porphyry gold-copper style mineralization within a zone known as Caspiche Central, located in the south-central portion of the property. The second type is in a zone known as Caspiche III, located at the eastern margin of the property. Caspiche III has epithermal high-sulphidation style gold mineralization, which was identified by the Company in the course of a program of mapping and sampling conducted in early 2006 and confirmed by drilling in 2007. The high-sulphidation style mineralization target is an up-faulted block of volcanic rocks, situated on the northern margin of the porphyry system. Up to the end of March 2007, a total of 14 RC holes for 3,548 metres were drilled by the Company.

In March 2007, the Company completed drill hole CSD 013 into the Caspiche Central system. CSD 013 was sited over a pronounced induced polarization (“IP”) anomaly, on the one north-south survey line, that fully crossed the area. It intersected 304 metres grading 0.9 grams per tonne (“g/t”) gold, from a down hole depth of 40 metres, and was drilled just before the winter shut-down. Mineralization is within an intensely altered potential microdiorite porphyry, where argillic to advanced argillic alteration is interpreted to be a possible transition zone between a porphyry-style body at depth and near surface high-sulphidation-style mineralization. The grade is consistent over the entire interval. The hole terminated in mineralization at a depth of 344 metres, the maximum depth capability of the rig. The target remains open to the north, east, west, and to depth. The Company reported results from CSD 013 on May 24, 2007.

The Caspiche Report recommends a 12 month work program commencing July 2007 with a budget of $5 million. Drilling, earthworks and assaying is to account for 75% of the budget. Drilling, which can only be effectively accomplished from October to the end of April due to snowfall, is to focus on increasing the confidence on the geological and mineralization models for the Caspiche porphyry (Caspiche Central). A geophysical program of ground magnetometry is also proposed.

On December 11, 2007, the Company commenced a new drilling program with the objective of drilling up to 10,000 metres. As of the date of this Prospectus, there were two diamond drills and one RC drill on site. The first drill hole in the current drilling program, CSD 014, was completed to a depth of 744 metres (the capacity of the rig) with gold and partial copper (to 676 metres) assay results for the hole released in news releases dated February 19, 2008 and March 26, 2008. In addition, the gold and copper assay results for the first 544 metres of the second hole, CSD 015, located 400 metres to the northwest of CSD 014, were released on March 26, 2008. The new assay results confirm the interpretation that the first drill hole is on the edge of a porphyry system, with CSD 015 being closer to the centre. This is based on the fact that CSD 014 intersected outer phyllic alteration for the length of the drill hole, whereas CSD 015 intersected potassic alteration to its final depth of 1,001 metres. As of the end of March 2008, the Company had drilled a total of 11 additional holes for 4,234 metres, with two of the drill holes in progress.

At this stage, there are no plans to drill the Caspiche III epithermal target.

On January 24, 2008, the Company reported that the first phase of a ground magnetic survey had been completed on the property. The new imagery clearly defines a 1.0 kilometre diameter magnetic high emanating from a deep source that appears to be centred on the porphyry-style mineralization at Caspiche. Additionally, geophysical contractor Zonge of Chile has conducted a resistivity survey over the porphyry target area. Preliminary results indicate a large resistivity low, approximately 500 metres by 1,000 metres, aligned northwest-southeast, that is interpreted to be related with a potential sulphide rich altered porphyry-style body at depth. This anomaly coincides with the magnetic high. Additional surveying is planned for other targets on the property before winter.

Don Sixto Property

The information in this section regarding the Don Sixto gold project (the “Don Sixto Project”) is based on the technical report dated September 14, 2007 (the “Don Sixto Report”) prepared by Arnold van der Heyden, B.Sc. Geology, MAusIMM and Dr. William Yeo, PhD., B.Sc (Hons) Geology, MAusIMM, of Hellman and Schofield of Sydney Australia, each of whom is an independent “qualified person” as defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Don Sixto Report, which is available for review on SEDAR located at www.sedar.com.

The Company ceased exploration at its Don Sixto Project in Mendoza Province, in central western Argentina, following the enactment of the Mendoza Provincial Government’s restrictive mining legislation in June 2007. The new legislation banned the use of certain chemicals traditionally used in the mining process, effectively precluding the development of mining projects in Mendoza Province. The Company deferred all exploration and independent engineering studies in Mendoza and filed an action in the Mendoza Supreme Court to have the anti-mining legislation declared unconstitutional. Should the Company not be successful in its constitutional challenge or should the new legislation not be amended, the carrying value of the Don Sixto Project may not be recoverable, requiring the Company to write-off its entire investment of approximately $3.2 million. The Company continues to work with all levels of government, industry and unions to demonstrate that the Don Sixto Project, if viable, could be developed responsibly and that it would provide important economic and social benefits to the community and to the Province.

The Don Sixto Project consists of seven gold concessions, covering approximately 81 square kilometres. In early 2003, the Company acquired from Rowen Company Limited (“Rowen”) 50% of the shares of Cognito. Cognito has an option to acquire a 100% interest in the Don Sixto Project, subject to a 3.5% NSR royalty in favour of the property owners. In 2005, the Company acquired the remaining 50% of the shares of Cognito from Rowen. The total consideration paid to Rowen and its principals for the Cognito shares was 4.1 million Common Shares of the Company and $25,000. Bryce Roxburgh, the President, CEO and a director of the Company, is a principal of Rowen.

In order to earn its interest in the Don Sixto Project, Cognito must pay to the property owner a total of US$525,000 in staged payments, by December 2014. All required payments, totalling US$175,000, have been made to December 31, 2007. The next payment is not due until the last quarter of 2008. Cognito may terminate the staged payments upon making a development decision in respect of the property, provided that production commences within two years of the development decision. Cognito may re-purchase the 3.5% NSR royalty outright for US$1 million. Effective June 26, 2007, the property owner and Cognito agreed to suspend all obligations under their agreement arising subsequent to December 31, 2007, until the Mendoza Government’s restrictive legislation has been changed and development of the Don Sixto Project can proceed.

In addition to the main project area described above, the Company has options to acquire two additional blocks of exploration rights. In early 2007, the Company entered into an option agreement with an Argentine vendor to acquire the first block, which covers 81.5 square kilometres to the immediate north of Don Sixto, by making annual payments of US$25,000 for six years followed by a purchase price comprising three annual payments of US$200,000. The second block is the approximately 170 square kilometre Agua Nueva property, adjoining the Don Sixto Project to the east, west and north. On October 1, 2003, the Company entered into an option agreement to acquire a 100% interest in Agua Nueva and two other properties from Minera Rio de la Plata (“MRP”), a private, arm’s length Argentine company. The agreement currently covers 13 tenements totalling 300 square kilometres, requires payments totalling $440,000 by October 2015, and provides for a 2% NSR royalty, which the Company can purchase outright for $750,000 payable to MRP from future production. There are no minimum annual exploration expenditure commitments on the MRP properties. The Company has also applied for a Cateo covering 100 square kilometres to the immediate south of the Don Sixto deposit.

Early in 2006 the Company purchased, for US$67,000, the rights to the surface area of the Don Sixto Project that is contemplated for mine development. Should the issue surrounding the anti-mining legislation resolve, the acquisition of these rights will facilitate the transition of the project from exploration to development, and provide certainty for the landowners most affected by it. The surface rights cover all of the known gold mineralized zones and the areas considered to be the most prospective for new gold discoveries. In addition, the 8,000 hectares include the entire area required for mine infrastructure. The purchase agreement allows the former owners to reacquire the property once mining activity ceases. The Company will build two new houses on the property for the former owners, located away from any proposed mine development.

In July 2003, the Company began a field program on the property and in 2004, the Company commenced a work program which led to the announcement of a resource estimate on May 17, 2005.

The Company commenced a three rig drilling program in 2005 to expand resources at Don Sixto. Due to the success of the 2005 drilling in identifying extensions of the previously defined gold zones, an expanded program was developed for 2006 exploration at Don Sixto. A total of approximately 40,000 metres of drilling was completed by late 2006 using up to five drilling rigs. Concurrently, long lead environmental, social, hydrological and metallurgical studies were conducted to facilitate fast track detailed feasibility studies and, given positive results, development of the project.

Drilling was suspended at the end of 2006, so that the back-log of drill core could be logged, sampled and assayed. This was followed by the development of 3D models for each of the zones. On August 2, 2007, the Company announced an updated resource estimate for nine prospects, using data from a total of 494 drill holes, totalling 56,821 metres of drilling, and 4,037 metres of sawn channel samples (93 channels on 8 prospects conducted prior to the end of 2006). At a cut-off grade of 0.5 grams per tonne, there is an estimated 400,000 ounces of gold (8.15 million tonnes at a grade of 1.52 g/t) in the measured category, 525,000 ounces of gold (12.33 million tonnes at a grade of 1.32 g/t) in the indicated category and 334,000 ounces of gold (9.29 million tonnes at a grade of 1.12 g/t) in the inferred category. At a cut-off grade of 1.0 g/t, there is an estimated 302,000 ounces of gold (3.90 million tonnes at a grade of 2.41 g/t) in the measured category, 368,000 ounces of gold (5.44 million tonnes at a grade of 2.11 g/t) in the indicated category and 200,000 ounces of gold (3.14 million tonnes at a grade of 1.98 g/t) in the inferred category.

The new mineral resource estimates for eight of the nine prospects were made by Hellman & Schofield Pty Ltd. (“H&S”) following a three week visit to Mendoza at the end of April 2007. The visit, by two representatives, included a two week site visit and validation of the Company database, supporting information, and 3-D geological and structural models.

H&S utilised the Multiple Indicator Kriging (“MIK”) method, which estimates the proportion and grade of mineralization for an assumed selective mining unit (“SMU”) within a larger panel for a range of cut-off grades. The deposit is divided into panels and in the case of Don Sixto, a panel size of 5 metres wide x 25 metres long x 10 metres high was deemed suitable for the data spacing. Within these panels, two SMU sizes were utilised: for vertical to near vertical domains, an SMU of 2.5 metres width x 5 metres length by 5 metres height was used and for flat to shallow dipping domains an SMU of 2.5 metres width x 5 metres length by 2.5 metres height was used. The estimates include the dilution incurred when mining the resources at the assumed SMU. This methodology generally results in a resource estimate of higher tonnes and lower grade than less conservative/more standard resource estimation techniques. However, total ounces estimated utilizing the MIK method generally equate to total ounces estimated using less conservative techniques.

The resource estimate for the ninth prospect (Cachete) remained unchanged from the previous resource estimation exercise, which was calculated internally by the Company in 2005 utilising a manual polygonal cross sectional method of estimation.

Exploration at the Don Sixto Project has been put on hold following the Mendoza Government's passing of restrictive mining legislation in mid 2007. Although no further field work has been conducted on the Don Sixto Project, pit scheduling using the new resource estimate was conducted by Australian Mine Design and Development in the third quarter of 2007.

Should the restrictive mining legislation be amended, the Company plans to construct and implement a full relational database for the Don Sixto Project. This will allow much more efficient access to existing data, enable quick and accurate addition of new data and improve the general accessibility and security of the project data. The Company will also complete its check assaying program, using an independent laboratory, of samples collected from 2004-2006 drilling programs completed by the Company. The Company also plans to drill additional holes to increase the number of twinned diamond RC pairs to three to five pairs per prospect. The differences in average grade between the nine pairs of RC and diamond holes presented in the Don Sixto Report are sufficient to warrant further investigation.

For a full description of the Company's business and its properties, please refer to the Company's

Current AIF, which is available on SEDAR at www.sedar.com and is incorporated herein by reference.

CONSOLIDATED CAPITALIZATION

As of the date hereof, and prior to the issue of any Common Shares upon the exercise or deemed exercise of the Special Warrants, a total of 41,416,762 Common Shares are issued and outstanding. After the issuance of the Common Shares upon the exercise or deemed exercise of the Special Warrants, the Company will have 49,196,762 Common Shares issued and outstanding (49,974,762 Common Shares in the event the Qualification Event does not occur by the Qualification Deadline). Since December 31, 2007, the Company has issued a total of 190,275 Common Shares. All Common Shares issued since December 31, 2007 were issued upon the exercise of options or warrants at various exercise prices.

As at April 16, 2008, the Company had outstanding director, employee and consultant share purchase options to purchase up to 7,801,000 Common Shares at prices ranging from $0.405 to $4.37, and warrants to purchase up to 102,000 Common Shares at a price of $3.00 per Common Share. In addition, the Company has agreed to issue, subject to shareholder and regulatory approval, 200,000 Common Shares to the Company’s Chief Operating Officer as part of a bonus arrangement.

USE OF PROCEEDS

The gross proceeds of the Offering of Special Warrants were $35,010,000. The net proceeds of the Offering to the Company, after deducting the Underwriters’ Fee of $2,275,650 but before deducting the expenses of the Offering, estimated to be $400,000, were $32,734,350.

The Company currently intends, subject to its discretion to change the allocation of the net proceeds after the date of this Prospectus, to use the net proceeds of this Offering for the following purposes (in descending order of priority):

Principal Purpose	Proceeds

To fund the current work program on the Company’s Cerro Moro Project	$5,000,000
To fund the current work program on the Company’s Caspiche Project	$1,100,000
For estimated expenses of the Offering	$400,000
For working capital	$26,234,350
Total	$32,734,350

Pending the uses described above, the Company may invest all or a portion of the net proceeds. The Company’s Chief Financial Officer is primarily responsible for the investment policy of the Company, which is currently to limit investments to Guaranteed Investment Certificates (GICs) or bankers acceptances with major Canadian banks.

As at December 31, 2007, the Company had negative operating cash flow. The Company anticipates that it will use approximately $1 million of the net proceeds over the next 12 months for administrative and overhead expenses.

As of the date of this Prospectus, the Company has not spent any of the net proceeds from the Offering.

The Company expects to complete current work programs on its Cerro Moro and Caspiche Projects in 2008 using the net proceeds from the Offering. The Cerro Moro work program is intended to bring the known mineralization to at least a potential inferred resource category (compliant with the CIM Mineral Resource and Mineral Reserve Definitions), extend the known mineralization laterally and at depth, and test geophysical, geological/structural, and geochemical targets in the search for new high-grade gold-silver discoveries on the property. A preliminary resource estimate and preliminary options study are also expected to be completed, and environmental and social base line studies initiated. The objective of the current Caspiche work program is to increase the confidence on the geological and mineralization models for the Caspiche porphyry (Caspiche Central).

Once the current work programs on the Cerro Moro and Caspiche Projects have been completed, and the results have been compiled and evaluated, the Company may use some or all of the remaining net proceeds that it is allocating to working capital to fund additional exploration and development.

The Company intends to spend the funds available to it as stated in this Prospectus however, where necessitated by sound business reasons, a reallocation of funds may be required.

PLAN OF DISTRIBUTION

This Prospectus qualifies the distribution of 7,780,000 Common Shares (8,558,000 Common Shares in the event the Qualification Event does not occur by the Qualification Deadline) of the Company which will be issued without payment of additional consideration to holders of 7,780,000 previously issued Special Warrants of the Company.

Pursuant to the Underwriting Agreement among the Company and the Underwriters, the Underwriters agreed to purchase and offer for sale, on a substituted purchaser basis, 7,780,000 Special Warrants at a price of $4.50 per Special Warrant (the “Offering Price”) on a private placement basis (the “Offering”). All of the Special Warrants were purchased by substituted purchasers at the closing of the Offering.

The Offering was completed on March 26, 2008 pursuant to exemptions from the prospectus and registration requirements of applicable jurisdictions. The Company sold Special Warrants to a limited number of U.S. persons and persons in the United States who qualify as “accredited investors” (satisfying one or more of the criteria set forth in Rule 501(a) (1), (2), (3), (7) or (8) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)) and purchased as substituted purchasers in transactions exempt from registration pursuant to section 4(2) and/or Rule 506 of Regulation D under the U.S. Securities Act. The Special Warrants are convertible without payment of additional consideration into Common Shares pursuant to an exemption from registration under section 3(a)(9) of the U.S. Securities Act.

The price of $4.50 per Special Warrant was determined by negotiation between the Company and Canaccord Capital Corporation and BMO Nesbitt Burns Inc. on behalf of the Underwriters, in accordance with the policies of the TSX-VN. Pursuant to the Underwriting Agreement, the Company paid to the Underwriters a cash commission equal to 6.5% of the gross proceeds of the Offering, being $2,275,650, and issued to the Underwriters an aggregate of 505,700 non-transferable warrants (being 6.5% of the aggregate number of Special Warrants sold under the Offering) (the “Underwriters’ Warrants”), each Underwriters’ Warrant entitling the holder to purchase one Common Share at a price of $4.50 until March 26, 2009. No additional fee has been or will be paid to the Underwriters in connection with the issue of the Common Shares upon the exercise of the Special Warrants. Pursuant to the terms of and conditions of the Underwriting Agreement, the Company has agreed to indemnify the Underwriters in respect of certain liabilities.

Under the Underwriting Agreement, during the 90 day period following the closing of the Offering the Company has agreed that it will not directly or indirectly, issue, sell, offer, grant an option or right in respect of, or otherwise dispose of, or agree to or announce any intention to issue, sell, grant an option or right in respect of, or otherwise dispose of any Common Shares or any securities convertible or exchangeable into Common Shares other than pursuant to the Offering, the grant or exercise of stock options or other share compensation arrangements in place, or the issue of Common Shares upon the exercise of outstanding warrants, without the prior written consent of Canaccord Capital Corporation and BMO Nesbitt Burns Inc., such consent not to be unreasonably withheld.

The TSX-VN and the AMEX have both approved the listing of the Common Shares issuable upon the exercise or deemed exercise of the Special Warrants.

Special Warrants

The Special Warrants were issued under and are governed by a special warrant indenture dated March 26, 2008 (the “Special Warrant Indenture”) between the Company and Computershare Trust Company of Canada (the “Warrant Agent”). Each Special Warrant entitles the holder thereof, upon exercise or deemed exercise of the Special Warrants and without payment of any additional consideration, to receive one Common Share.

The Special Warrants are exercisable at any time on or after May 6, 2008 and before 5:00 p.m. (Vancouver time) (the “Time of Expiry”) on the date (the “Expiry Date”) which is the earlier of (i) July 27, 2008; and (ii) one business day following the Qualification Date. The “Qualification Date” is, in respect of an Offering Jurisdiction (as defined below), the later of (i) the date of issuance of the Passport System Decision Document (as defined below) of the securities commission of such Offering Jurisdiction; and (ii) May 6, 2008. Any Special Warrants not exercised by the Time of Expiry on the Expiry Date will be deemed to be exercised immediately prior to the Time of Expiry without any further action by the holders thereof.

The Company has agreed to use its best efforts to obtain a receipt from the British Columbia Securities Commission (the “BCSC”) in respect of this Prospectus under National Policy 11-202 – Process for Prospectus Reviews in Multiple Jurisdictions (“NP 11-202”), on its own behalf and on behalf of the Ontario Securities Commission (the “OSC”) (or, if the OSC opts out of the dual review under NP 11-202, a receipt from both the BCSC and the OSC in respect of this Prospectus), which definitively evidences that the Common Shares to be issued upon exercise or deemed exercise of the Special Warrants have been “prospectus qualified” for the purposes of distribution to residents of the Provinces of British Columbia, Alberta, Ontario and New Brunswick (collectively, the “Offering Jurisdictions”) by 5:00 p.m. (Vancouver time) on May 6, 2008 (the “Qualification Deadline”). Under NP 11-202, the issuance of a receipt from the BCSC in respect of this Prospectus will trigger deemed receipts in respect of this Prospectus from the Alberta and New Brunswick Securities Commissions. The receipt(s) and deemed receipts are collectively referred to as the “Passport System Decision Document”. The Company will continue to use its best efforts to obtain the Passport System Decision Document after the Qualification Deadline until the Time of Expiry.

In the event that the Company does not receive a Passport System Decision Document (the “Qualification Event”) by the Qualification Deadline, each holder of Special Warrants will receive, upon exercise or deemed exercise of the Special Warrants, an additional one tenth of a Common Share for each Special Warrant held. This Prospectus qualifies the distribution of an additional 778,000 Common Shares that will be issued without payment of additional consideration to holders of the Special Warrants in the event the Qualification Event does not occur prior to the Qualification

Deadline.

In the event a holder of Special Warrants (the “Special Warrant Holder”) exercises such Special Warrants prior to the date the Passport System Decision Document is obtained, the Common Shares issued upon such exercise will be subject to hold periods under applicable securities legislation and shall bear such legends as are required by securities laws.

The Company has appointed the principal transfer offices of the Warrant Agent in Vancouver and Toronto as the locations at which the Special Warrants may be surrendered for exercise, transfer or exchange. Under the Special Warrant Indenture, the Company may, subject to applicable law, purchase by private contract or otherwise, any of the Special Warrants then outstanding, and any Special Warrants so purchased will be cancelled.

The Special Warrant Indenture provides for adjustment in the number of Common Shares issuable upon the exercise of the Special Warrants upon the occurrence of certain events, including:

(i)

if the Qualification Event has not occurred on or before the Qualification Deadline, each Special Warrant Holder will be entitled, upon exercise or deemed exercise, to acquire 1.1 Common Shares per Special Warrant exercised or deemed exercised by such holder, subject to further adjustment as provided in the Special Warrant Indenture, at no additional cost to the Special Warrant Holder in lieu of the one Common Share per Special Warrant that the Special Warrant Holder would otherwise have received;

(ii)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all of the holders of the Common Shares by way of stock dividend or otherwise;

(iii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iv)	the consolidation, reduction or combination of the Common Shares into a lesser number of shares;

(v)

the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the date of such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Special Warrant Indenture, for the Common Shares on the record date; and

(vi)

the issuance or distribution to all or substantially all of the holders of the Common Shares of (a) shares of any class other than Common Shares, (b) rights, options or warrants to acquire shares of any class or securities exchangeable or convertible into any such shares (other than those contemplated in (v)), (c) evidences of indebtedness, or (d) any property or other assets (other than cash dividends paid in the ordinary course).

The Special Warrant Indenture also provides for adjustment in the class and/or number of securities issuable upon the exercise of the Special Warrants in the event of the following additional events:

(i)	reclassification of the Common Shares;

(ii)

consolidation, amalgamation or merger of the Company with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(iii)	the transfer of the property and assets of the Company as an entirety or substantially as an entirety to another corporation or entity.

The Company has covenanted in the Special Warrant Indenture that, during the period in which the Special Warrants are exercisable, it will give notice to Special Warrant Holders of certain stated events, including certain events that would result in an adjustment to the number of securities issuable upon exercise of the Special Warrants, at least 14 days prior to the record date of such event.

The Special Warrant Indenture provides that, from time to time, the Company and the Warrant Agent, without the consent of the Special Warrant Holders, may amend or supplement the Special Warrant Indenture for certain purposes, including curing defects or inconsistencies or making any change that does not prejudice the rights of Special Warrant Holders or the Warrant Agent. Any amendment or supplement to the Special Warrant Indenture that would prejudice the interests of the Special Warrant Holders or the Warrant Agent (subject to the consent of the Warrant Agent) may only be made by “extraordinary resolution”, which is defined in the Special Warrant Indenture as a resolution either (1) passed at a meeting of the Special Warrant Holders at which there are Special Warrant Holders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Special Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Special Warrant Holders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Special Warrant Holders representing not less than 66 2/3% of the aggregate number of all the then outstanding Special Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by Special Warrant Holders representing not less than 66 2/3% of the aggregate number of all the then outstanding Special Warrants.

The foregoing summary of certain provisions of the Special Warrant Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Special Warrant Indenture.

No fractional Common Shares will be issued upon the exercise or deemed exercise of the Special Warrants.

Holders of Special Warrants should consult their own tax advisors with respect to the income tax considerations in their particular circumstances relating to the Common Shares of the Company issuable upon exercise of the Special Warrants.

United States Securities Law Compliance

The Special Warrants and the Common Shares issuable upon the exercise or deemed exercise have not been and will not be registered under the U.S. Securities Act, or the securities laws of any state.

Special Warrants bearing a United States restrictive legend may be offered, sold or otherwise transferred only in the manner set forth in the U.S. restrictive legend. Special Warrants not bearing a United States restrictive legend may not be offered, sold or transferred, directly or indirectly, by a “distributor” (as such term is defined in Regulation S under the U.S. Securities Act) of the Special

Warrants in the United States or to, or for the account or benefit of, a U.S. Person or person in the United States until a date which is forty-one (41) days after the closing of the Offering.

All Common Shares issued upon the exercise or deemed exercise of Special Warrants in the United States or by or on behalf of a person in the United States or a U.S. person will bear a legend restricting transfer except (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, (iii) in accordance with the exemption from the registration requirements under the U.S. Securities Act provided by Rule 144 thereunder, if available, and in accordance with applicable state securities laws, or (iv) in a transaction that does not require registration under the U.S. Securities Act or any applicable state laws, provided that the holder has furnished to the Company an opinion to such effect from counsel of recognized standing reasonably satisfactory to the Company prior to such offer, sale or transfer. The legend may be removed when the Common Shares are sold on the TSX-VN in compliance with Rule 904 of Regulation S and in compliance with Canadian local laws and regulations at a time when the Company is a “foreign private issuer” (within the meaning of Rule 3b-4 of the U.S. Securities Exchange Act of 1934, as amended), by providing the Company with a declaration in a prescribed form to the effect that the sale is being made in compliance with Rule 904 of Regulation S, or such other evidence of the availability of an exemption as the Company or its registrar and transfer agent requires from time to time, but the legend will not be removed if the Company is not a “foreign private issuer” at the time of the sale. The Company has agreed to use its commercially reasonable efforts to ensure it remains a “foreign private issuer” until September 26, 2008, but is under no obligation to do so thereafter.

The terms “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

This Prospectus qualifies the distribution of 7,780,000 Common Shares (8,558,000 Common Shares in the event the Qualification Event does not occur by the Qualification Deadline) of the Company which will be issued without payment of additional consideration to holders of 7,780,000 previously issued Special Warrants of the Company. The Offering of Special Warrants was completed on March 26, 2008. For details regarding the Special Warrants, see “Plan of Distribution”.

The Company’s share capital consists of 100,000,000 Common Shares without par value of which there are 41,416,762Common Shares issued and outstanding as of the date of this Prospectus.

All of the Common Shares of the Company rank equally as to voting rights, participation in a distribution of the assets of the Company on liquidation, dissolution or winding-up and the entitlement to dividends. The holders of the Common Shares are entitled to receive notice of all meetings of shareholders and to attend and vote the shares at the meetings. Each Common Share carries with it the right to one vote.

In the event of the liquidation, dissolution or winding-up of the Company or other distribution of assets of the Company, the holders of the Common Shares will be entitled to receive, on a pro rata basis, all of the assets remaining after the Company has paid its liabilities. There is no set dividend rate or dividend schedule for the Common Shares. The board of directors of the Company will decide if and when dividends should be declared and paid.

Provisions as to the modification, amendment or variation of these rights are contained in the Company's articles and the Business Corporations Act (British Columbia).Generally speaking, the creation, variation or deletion of special rights or restrictions attached to a class of shares requires the approval of the shareholders by ordinary resolution (more than 50% of the votes cast). Notwithstanding the foregoing, no right or special right attached to issued shares may be prejudiced or interfered with unless the shareholders holding shares of the class or series of shares to which the right or special right is attached consent by a separate special resolution (at least 66.67% of the votes cast) of those shareholders.

The Company's Common Shares are not subject to any future call or assessment and there are no pre-emptive rights, conversion or exchange rights, redemption, retraction, purchase for cancellation or surrender provisions, sinking or purchase fund provisions, provisions permitting or restricting the issuance of additional securities or any other material restrictions or provisions requiring a securityholder to contribute additional capital attached to such shares.

Contractual Right of Rescission

The Company has granted to each Special Warrant Holder a contractual right of rescission of the prospectus-exempt transaction under which the Special Warrant was initially acquired. The contractual right of rescission provides that if a Special Warrant Holder who acquires a Common Share of the Company on exercise of the Special Warrant as provided for in this Prospectus is, or becomes, entitled under the securities legislation of a jurisdiction to the remedy of rescission because of this Prospectus or an amendment to this Prospectus containing a misrepresentation:

(i)

the Special Warrant Holder is entitled to rescission of both the Special Warrant Holder’s exercise of its Special Warrant and the private placement transaction under which the Special Warrant was initially acquired;

(ii)

the Special Warrant Holder is entitled in connection with the rescission to a full refund of all consideration paid to the Underwriters or Company, as the case may be, on the acquisition of the Special Warrant; and

(iii)

if the Special Warrant Holder is a permitted assignee of the interest of the original Special Warrant subscriber, the Special Warrant Holder is entitled to exercise the rights of rescission and refund as if the Special Warrant Holder was the original subscriber.

PRIOR SALES

On March 26, 2008, the Company issued 7,780,000 Special Warrants at a price of $4.50 per Special Warrant and 505,700 Underwriters’ Warrants at a price of $4.50 per Underwriters’ Warrant. For details, see “Plan of Distribution”.

This Prospectus qualifies the distribution of 7,780,000 Common Shares (8,558,000 Common Shares in the event the Qualification Event does not occur by the Qualification Deadline) of the Company which will be issued without payment of additional consideration to Special Warrant Holders. The following is a summary of prior sales of the Company’s Common Shares for the 12 month period preceding the date of this Prospectus.

Common Shares

Date of Issuance	Number of Common Shares Issued	Issuance Price
April 5, 2007	50,000	$1.10 (1)
April 26, 2007	10,000	$1.20 (1)
May 17, 2007	30,000	$0.405 (1)
May 17, 2007	25,000	$1.20 (1)
May 30, 2007	10,000	$2.52 (1)

May 30, 2007	20,000	$2.52 (1)
May 30, 2007	10,000	$1.08 (1)
May 30, 2007	10,000	$2.01 (1)
June 1, 2007	10,000	$2.52 (1)
June 5, 2007	10,000	$2.52 (1)
June 5, 2007	15,000	$1.08 (1)
June 5, 2007	50,000	$1.10 (1)
June 8, 2007	5,000	$1.20 (1)
June 11, 2007	25,000	$2.01 (1)
June 11, 2007	7,500	$2.01 (1)
June 12, 2007	10,000	$1.20 (1)
June 12, 2007	252,000	$2.50 (3)
June 14, 2007	15,000	$2.01 (1)
June 18, 2007	10,000	$2.52 (1)
June 19, 2007	150,000	$1.12 (1)
June 21, 2007	20,000	$1.20 (1)
June 28, 2007	426,000	$3.00 (2)
July 4, 2007	20,000	$1.20 (1)
July 11, 2007	30,000	$2.52 (1)
July 17, 2007	26,080	$1.79 (1)
July 18, 2007	474,000	$3.00 (2)
July 19, 2007	899,999	$3.00 (2)
July 19, 2007	30,000	$2.52 (1)
July 27, 2007	65,000	$2.52 (1)
July 27, 2007	50,000	$1.10 (1)
August 2, 2007	50,000	$1.10 (1)
August 3, 2007	50,000	$1.10 (1)
August 9, 2007	10,000	$1.20 (1)
August 15, 2007	10,000	$1.20 (1)
September 28, 2007	7,500	$2.01 (1)
October 5, 2007	30,000	$1.79 (1)
October 9, 2007	5,000	$2.01 (1)
October 11, 2007	30,000	$1.08 (1)
October 15, 2007	20,000	$2.52 (1)
October 15, 2007	10,000	$2.52 (1)
October 15, 2007	5,000	$2.01 (1)
October 16, 2007	3,750	$0.85 (1)
October 16, 2007	5,000	$1.59 (1)
October 29, 2007	25,000	$1.59 (!)
November 14, 2007	15,000	$1.20 (1)
November 21, 2007	50,000	$1.10 (1)
November 21, 2007	50,000	$2.52 (1)
November 23, 2007	18,645	$1.79 (1)
December 3, 2007	25,000	$1.59 (1)
December 17, 2007	20,000	$1.08 (1)
January 7, 2008	25,000	$1.12 (1)
January 11, 2008	275	$1.79 (1)
March 14, 2008	17,000	$1.59 (1)
April 14, 2008	25,500	$3.00 (2)
April 16, 2008	122,500	$3.00 (2)
(1)	Issued upon the exercise of previously granted stock options.
(2)	Issued upon the exercise of previously issued warrants.
(3)	Finder’s fee.

Stock Options

Date of Grant	Number of Options Granted	Exercise Price(1)
June 27, 2007	1,720,000	$3.64
June 27, 2007	50,000	$3.64
August 28, 2007	225,000	$2.52
November 13, 2007	725,000	$4.37
January 23, 2008	450,000	$4.31

(1)

Under the terms of the Company’s stock option plan, as amended, the exercise price shall not be less than the discounted market price of the Company’s Common Shares as of the award date. However, the Company’s practice is to use the closing price of the Company’s Common Shares on the last trading day immediately preceding the award date as the exercise price.

TRADING PRICE AND VOLUME

The Company’s Common Shares are listed on the TSX-VN under the trading symbol “XRC”. The following table shows the price ranges and volume traded on the TSX-VN on a monthly basis for the 12 month period preceding the date of this Prospectus.

Year	Month	Open	High	Low	Close	Volume

2007	April	2.200	2.440	1.970	2.180	2,769,847
	May	2.170	3.140	2.100	2.740	2,469,635
	June	2.750	4.480	2.710	4.000	4,569,337
	July	4.100	4.100	3.510	3.620	1,924,601
	August	3.600	3.620	2.050	2.700	1,670,791
	September	2.700	3.220	2.620	3.150	1,031,924
	October	3.250	4.880	3.100	4.750	969,271
	November	4.580	5.270	4.120	4.700	1,249,065
	December	4.520	5.920	4.450	5.360	481,465

2008	January	5.440	5.570	3.750	4.160	1,087,034
	February	4.110	5.110	3.960	4.920	629,910
	March	4.940	4.960	4.010	4.350	932,844
	April(1)	4.440	4.550	4.250	4.500	674,745

(1)	For the period April 1, 2008 to April 8, 2008.

NAMES AND INTERESTS OF EXPERTS

Jerry Perkins, B.Sc (Hons Chem. Eng.), C.P., FAusIMM, the Company’s Vice President – Development & Operations, is an author of the Cerro Moro Report and the Caspiche Report. As of the date hereof, Mr. Perkins owns 0.07% of the outstanding Common Shares of the Company and has stock options to purchase up to 225,000 Common Shares of the Company.

Matthew T. Williams, B.App.Sc. Applied Geology, MAusIMM, Exploration Manager of the Company, supervised the preparation of some of the information provided in the section of this Prospectus entitled "Summary Description of Business". Mr. Williams is also an author of the Cerro Moro Report. As of the date hereof, Mr. Williams has stock options to purchase up to 300,000 Common Shares of the Company.

Jason Beckton, B.Sc.(Hons), M Econ Geol, MAusIMM, MAIG, the Company’s former Exploration Manager – Chile, is an author of the Caspiche Report. As of the date hereof, Mr. Beckton owns 0.05% of the outstanding Common Shares of the Company.

Arnold van der Heyden, B.Sc. Geology, MAusIMM, and Dr. William Yeo, PhD., B.Sc. (Hons) Geology, MAusIMM, are authors of the Don Sixto Report. Neither of them own any interest in the Company.

MacKay LLP Chartered Accountants is the auditor who prepared the auditor’s report for the Company’s annual financial statements for the financial year ended December 31, 2006. As of the date hereof, MacKay LLP Chartered Accountants and its partners did not hold any registered or beneficial ownership interest, direct or indirect, in the securities of the Company.

PricewaterhouseCoopers LLP is the auditor who prepared the auditor’s report for the Company’s annual financial statements for the financial year ended December 31, 2007 and on the Company’s internal control over financial reporting as at December 31, 2007. PricewaterhouseCoopers LLP report that they are independent from the Company in accordance with the Rules of Professional Conduct in British Columbia, Canada.

Fasken Martineau DuMoulin LLP is legal counsel to the Company. As of the date hereof, the partners and associates of Fasken Martineau DuMoulin LLP do not own more than 1% of the issued and outstanding common shares of the Company. Blake, Cassels & Graydon LLP is legal counsel to the Underwriters. As of the date hereof, the partners and associates of Blake, Cassels & Graydon LLP do not own more than 1% of the issued and outstanding common shares of the Company.

Disclosure regarding other experts named in this Prospectus may be found in the Company’s Current AIF under the heading “Interests of Experts”.

RISK FACTORS

All of the properties in which the Company has or is acquiring an interest are in the exploration stage only. The securities of the Company should be considered a highly speculative investment due to the high risk nature of the Company's business, which is the acquisition, financing, exploration and development of mining properties. Prospective investors should carefully consider all of the information disclosed in this Prospectus, including all documents incorporated by reference, and in particular, the risk factors under the heading “Risk Factors” contained in this Prospectus and in the Current AIF incorporated herein by reference, prior to making an investment in the Company. Such risk factors, which are not exclusive, could materially affect the Company’s business, financial condition or results of operations and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. In that event, the market price of the securities of the Company could decline and an investor could lose all or part of their investment. These risks include but are not limited to the following:

Risks Associated with the Company’s Operations and Mineral Exploration

The Company is involved in the resource industry, which is highly speculative, and has certain inherent exploration risks which could have a negative effect on the Company’s operations. Resource exploration is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of milling facilities, mineral markets and processing equipment, and such other factors such as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environment protection, the combination of which factors may result in the Company not receiving an adequate return on investment capital.

The Company has no known reserves and no economic reserves may exist on its properties, which would have a negative effect on the Company’s operations and valuation. Despite exploration work on its mineral claims, no known bodies of commercial ore or economic deposits have been established on any of the Company’s mineral properties. In addition, the Company is at the exploration stage on all of its properties and substantial additional work will be required in order to determine if any economic deposits occur on the Company’s properties. The Company may expend substantial funds in exploring its properties only to abandon them and lose its entire expenditure on the properties if no commercial or economic quantities of minerals are found. Even in the event that commercial quantities of minerals are discovered, the exploration properties might not be brought into a state of commercial production. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. The Company is an exploration stage company with no history of pre-tax profit and no income from its operations. There can be no assurance that the Company’s operations will be profitable in the future. There is no certainty that the expenditures to be made by the Company in the exploration of its properties as described herein will result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable deposits and no assurance can be given that any particular level of recovery of mineral reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) mineral deposit which can be legally and economically exploited. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production. If the Company is unsuccessful in its exploration efforts, the Company may be forced to acquire additional projects or cease operations.

The Company does not own certain of its properties but is required to make option payments and exploration expenditures to earn its interest. If the Company is unable to make the required outlays, its entire investment could be lost. Certain of the Company’s properties, including its most advanced project, the Don Sixto Project, are currently held under option. The Company has no ownership interest in these properties until it meets, where applicable, all required property expenditures, cash payments, and common share issuances. If the Company is unable to fulfill the requirements of these option agreements, it is likely that the Company would be considered in default of the agreements and the option agreements could be terminated resulting in the complete loss of all expenditure including the option payments made on the properties to that date.

Recent legislation in Mendoza, Argentina could have a serious negative impact on the Don Sixto Project and the Company as a whole. Recent political events in Mendoza, Argentina, where the Don Sixto Project is located, resulted in legislation being passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto Project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the Province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on the Company and the value of its securities.

The Company conducts mineral operations in Argentina and Chile which, as developing economies, have special risks which could have a negative effect on the Company’s operations and valuation. The Company’s exploration operations are currently located in Argentina and Chile. Argentina is currently experiencing economic instability associated with unfavorable exchange rates, high unemployment, inflation and foreign debt. These factors could pose serious potential problems associated with the Company’s ability to raise additional capital which will be required to explore and/or develop any of the Company’s mineral properties. As a developing economy, operating in Argentina has certain additional risks, including changes to or invalidation of government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; corruption; uncertain political climate; terrorist actions or war; and lack of a stable economic climate. The presence of any of these conditions could have a negative effect on the Company’s operations and could lead to the Company being unable to exploit, or losing outright, its properties in Argentina. This would have a negative impact on the Company and the value of its securities.

Argentina’s economy has a history of instability and future instability and uncertainty could negatively effect the Company’s ability to operate in the country. Since 1995, Argentina’s economy has suffered periods of instability, which include high inflation, capital flight, default on international debts, and high government budget deficits. Results of these problems included domestic disturbances and riots, government resignations and instability in the currency and banking system. Such disorder in the future could make it difficult or impossible for the Company to operate effectively in the country and require the Company to reduce or suspend its operations in Argentina.

The Company’s operations contain significant uninsured risks which could negatively impact future profitability as the Company maintains no insurance against its operations. The Company’s exploration of its mineral properties contain certain risks, including unexpected or unusual operating conditions including rock bursts, cave-ins, flooding, fire and earthquakes. It is not always possible to insure against such risks. The Company currently maintains no insurance against its properties or operations and may decide to not take out any such insurance in the future or such insurance may not be available at economic rates or at all. Should such events arise, they could reduce or eliminate the Company’s assets and shareholder equity as well as result in increased costs and a decline in the value of the Company’s securities.

The Company has not surveyed any of its properties, has no guarantee of clear title to its mineral properties and the Company could lose title and ownership of its properties which would have a negative effect on the Company’s operations and valuation. The Company has only done a preliminary legal survey of the boundaries of some of its properties, and therefore, in accordance with the laws of the jurisdictions in which these properties are situated, their existence and area could be in doubt. If title is disputed, the Company will have to defend its ownership through the courts. In the event of an adverse judgment, the Company would lose its property rights.

The natural resource industry is highly competitive, which could restrict the Company’s growth. The Company competes with other exploration resource companies, which have similar operations, and many competitors have operations, financial resources and industry experience greater than those of the Company. This may place the Company at a disadvantage in acquiring, exploring and developing properties. Such companies could outbid the Company for potential projects or produce minerals at lower costs which would have a negative effect on the Company’s operations.

Mineral operations are subject to market forces outside of the Company’s control which could negatively impact the Company’s operations. The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the profitability of the operation and threaten its continuation.

The Company is subject to substantial environmental requirements which could cause a restriction or suspension of Company operations. The current and anticipated future operations of the Company require permits from various governmental authorities and such operations are and will be governed by laws and regulations governing various elements of the mining industry. The Company’s exploration activities in Argentina and Chile are subject to various Federal, Provincial and local laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, and other matters. Such operations and exploration activities are also subject to substantial regulation under these laws by governmental agencies and may require that the Company obtain permits from various governmental agencies.

Exploration generally requires one form of permit while development and production operations require additional permits. There can be no assurance that all permits which the Company may require for future exploration or possible future development will be obtainable on reasonable terms. In addition, future changes in applicable laws or regulations could result in changes in legal requirements or in the terms of existing permits applicable to the Company or its properties. This could have a negative effect on the Company’s exploration activities or its ability to develop its properties.

The Company is also subject to environmental regulations, which require the Company to minimize impacts upon air, water, soils, vegetation and wildlife, as well as historical and cultural resources, if present. In Argentina, prior to conducting operations, miners must submit an environmental impact report to the provincial government, describing the proposed operation and the methods to be used to prevent environmental damage. Approval must be received from the applicable bureau and/or department, which will also conduct ongoing monitoring of operations before exploration can begin. In Chile, exploration activities require an environmental declaration, while mining activities require an environmental evaluation. These documents are presented with the government entity (Conama or Corena) before activities begin. As the Company is at the exploration stage, the disturbance of the environment is limited and the costs of complying with environmental regulations are minimal. However, if operations result in negative effects upon the environment, government agencies will usually require the Company to provide remedial actions to correct the negative effects.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or other remedial actions.

Recent political events in Mendoza, Argentina, where the Don Sixto Project is located, resulted in legislation being passed by the Mendoza government in June 2007, prohibiting the use of chemicals typically used in the extraction of gold and other metals. The legislation effectively puts the Don Sixto Project on hold, unless the government amends the law. The Company has filed suit in the Mendoza Courts challenging the constitutionality of the new legislation which has effectively banned conventional mining in the province. The Company will, however, continue to work with authorities in Mendoza, and with representatives of other mining companies, to effect legislative amendment. These political developments could have a serious negative impact on the Company and the value of its securities.

Financing Risks

The Company has a history of losses and expects losses to continue for the foreseeable future and will require additional equity financings, which will cause dilution to existing shareholders. The

Company has limited financial resources and has negative operating cash flow. As of December 31, 2007, the end of the last financial year, the Company had incurred accumulated losses totalling $51,861,173. The continued exploration efforts will require additional capital to help maintain and to expand exploration on the Company’s principal exploration properties. Additionally, if the Company decides to proceed with a full feasibility study on its Don Sixto Project, substantial additional funds will be required to complete the study as well as to complete the acquisition of the project held under option agreements. The Company may not be able to obtain additional financing on reasonable terms, or at all. If the Company is unable to obtain sufficient financing, it might have to dramatically slow exploration efforts and/or lose control of its projects. The Company has historically obtained the preponderance of its financing through the issuance of equity, and has no current plans to obtain financing through means other than equity financing. If equity financing is required, then such financings could result in significant dilution to existing or prospective shareholders. These financings may be on terms less favorable to the Company than those obtained previously.

The Company has a lack of cash flow sufficient to sustain operations and does not expect to begin receiving operating revenue in the foreseeable future. None of the Company’s properties have advanced to the commercial production stage and the Company has no history of earnings or cash flow from operations. The Company has paid no dividends on its Common Shares since incorporation and does not anticipate doing so in the foreseeable future. Historically, the only source of funds available to the Company has been through the sale of its Common Shares. Any future additional equity financing would cause dilution to current shareholders. If the Company does not have sufficient capital for its operations, management would be forced to reduce or discontinue its activities, which would have a negative effect on the value of its securities.

The Company operates in foreign countries and is subject to currency fluctuations which could have a negative effect on the Company’s operating results. The Company’s operations are located in Argentina and Chile which makes it subject to foreign currency fluctuation as the Company’s accounts are maintained in Canadian dollars while certain expenses are numerated in U.S. dollars and the local currency. Such fluctuations may adversely affect the Company’s financial position and results. Management may not take any steps to address foreign currency fluctuations that will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Risks Relating to an Investment in the Common Shares of the Company

The market for the Company’s Common Shares has been subject to volume and price volatility which could negatively effect a shareholder’s ability to buy or sell the Company’s Common Shares. The market for the Common Shares of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry (i.e. mineral price fluctuation/high production costs/accidents) as well as factors unrelated to the Company or its industry such as changes to legislation in the countries in which it operates. In particular, market demand for products incorporating minerals in their manufacture fluctuates from one business cycle to the next, resulting in change in demand for the mineral and an attendant change in the price for the mineral. In the last five financial years, the price of the Company’s Common Shares has fluctuated between $0.22 and $5.52. The Company’s Common Shares can be expected to continue to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company’s business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years the securities markets in the U.S. and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations that have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the Company’s Common Shares can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company’s Common Shares in Canada, the U.S. and Germany, shareholders of the Company may be unable to sell significant quantities of Common Shares in the public trading markets without a significant reduction in the price of the Common Shares.

The Company has a dependence upon key management employees, the absence of which would have a negative effect on the Company’s operations. The Company depends on the business and technical expertise of its management and key personnel, including Bryce Roxburgh, President and Chief Executive Officer, and Yale Simpson, Chairman. There is little possibility that this dependence will decrease in the near term. As the Company’s operations expand, additional general management resources will be required. The Company may not be able to attract and retain additional qualified personnel and this would have a negative effect on the Company’s operations. The Company has entered into formal services agreements with Bryce Roxburgh and Yale Simpson and some of its other officers. The Company maintains no “key man” life insurance on any members of its management or directors.

Certain officers and directors may have conflicts of interest, which could have a negative effect on the Company’s operations. Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other natural resource companies. While the Company is engaged in the business of exploiting mineral properties, such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to uphold the best interests of the Company and to disclose any interest that they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

The Company could be deemed a passive foreign investment company which could have negative consequences for U.S. investors. The Company could be classified as a Passive Foreign Investment Company (“PFIC”) under the U.S. tax code. If the Company is declared a PFIC, then owners of the Company’s Common Shares who are U.S. taxpayers generally will be required to treat any so-called “excess distribution” received on its Common Shares, or any gain realized upon a disposition of Common Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the Company’s Common Shares. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Company’s net capital gain and ordinary earnings for any year in which the Company is classified as a PFIC, whether or not the Company distributes any amounts to its shareholders.

U.S. investors may not be able to enforce their civil liabilities against the Company or its directors, controlling persons and officers. It may be difficult to bring and enforce suits against the Company. The Company is a corporation incorporated in British Columbia under the Business Corporations Act. A majority of the Company’s directors and officers are residents of Canada and all of the Company’s assets and its subsidiaries are located outside of the U.S. Consequently, it may be difficult for U.S. investors to effect service of process in the U.S. upon those directors or officers who are not residents of the U.S., or to realize in the U.S. upon judgments of U.S. courts predicated upon civil liabilities under U.S. securities laws. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities under the U.S. Securities Act.

As a “foreign private issuer”, the Company is exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934. The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of Common Shares by insiders may also result in shareholders having less data.

OTHER MATERIAL FACTS

There are no other material facts regarding the Common Shares being distributed that are not disclosed above or in the documents incorporated by reference herein.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

AUDITORS’ CONSENT

We have read the short form prospectus of Exeter Resource Corporation (the “Company”) dated • relating to the qualification for distribution of 7,780,000 Common Shares (8,558,000 Common Shares in the event the Qualification Event does not occur by the Qualification Deadline) issuable upon the exercise or deemed exercise of 7,780,000 previously issued Special Warrants of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned prospectus of our report to the shareholders of the Company on the consolidated financial statements as at December 31, 2006 and for the two years then ended.

•

Vancouver, British Columbia

•

AUDITORS’ CONSENT

We have read the short form prospectus of Exeter Resource Corporation (the “Company”) dated • relating to the qualification for distribution of 7,780,000 Common Shares (8,558,000 Common Shares in the event the Qualification Event does not occur by the Qualification Deadline) issuable upon the exercise or deemed exercise of 7,780,000 previously issued Special Warrants of the Company. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.

We consent to the incorporation by reference in the above mentioned prospectus of our report to the shareholders of the Company on the consolidated financial statements as at and for the year ended December 31, 2007 and on the Company’s internal control over financial reporting as at December 31, 2007.

•

Vancouver, British Columbia

•

CERTIFICATE OF THE COMPANY

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Ontario and New Brunswick.

Dated this 16th day of April, 2008.

“Bryce Roxburgh”	“Cecil Bond”
Bryce Roxburgh, Chief Executive Officer	Cecil Bond, Chief Financial Officer

On behalf of the Board of Directors

“Douglas Scheving”	“Michael McPhie”
Douglas Scheving, Director	Michael McPhie, Director

CERTIFICATE OF THE UNDERWRITERS

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Ontario and New Brunswick.

Dated this 16th day of April, 2008.

Canaccord Capital Corporation	BMO Nesbitt Burns Inc.

By: “Ali Pejman”	By: “Jamie Rogers”
Ali Pejman	Jamie Rogers

National Bank Financial Inc.

By: “Bruno Kaiser”
Bruno Kaiser

Dundee Securities Corporation	Haywood Securities Inc.

By: “Frank Stronach”	By: “Robert Klassen”
Frank Stronach	Robert Klassen